Michael Wright

Board Advisor| Strategist | Executive Coach| Strategic Foresight| Futurist| Former Global Tech Executive at Scale

Excelsior, Minnesota, United States

Contact

www.linkedin.com/in/michael-wright-09aa5b6 (LinkedIn)
www.interceptinghorizons.com/ (Company)

Top Skills

Strategic Planning

Interim Management

New Business Development

Honors-Awards

Excel Award

Publications

The Exponential Era

The New Business Normal

Summary

With over 30 years of cross-sector experience, Michael is a seasoned high-tech executive at scale and a visionary leader who guides technology innovation and convergence across industries. He is the CEO of Intercepting Horizons, a strategic foresight and board and management consulting firm that helps organizations navigate the rapidly changing business landscape and seize emerging opportunities. He is also a board member or advisor for multiple companies and non-profits in the fields of AI, automation, smart glass, and health.

Michael is passionate about finding the inflection points in converging technologies and intercepting opportunity horizons. He leverages his technical background from the US Navy Nuclear School, his business acumen from Kellogg and RIT executive courses, and his futurist insights from his books and publications to facilitate organizational growth, timely innovation, and purpose-driven governance. He has extensive experience in the semiconductor equipment and materials industry from lithography to test and with consortium, DARPA-Sematech, commercializing cost of ownership and capacity planning software (WWK.com) and former President of Entegris (ENTG) He has led and executed over 40 M&A deals, for most of a decade he chaired the SEMI Industry Strategy Symposium, and received the IABC Excel Award for Leadership. He is also an adjunct professor, a senior fellow, and a mentor who develops talent and shares his knowledge with the next generation of leaders.

Experience

Intercepting Horizons

CEO

July 2018 - Present (5 years 11 months)

Greater Minneapolis-St. Paul Area

Concurrent roles

Minnesota Wire, Board Member 4/2019 to present https://mnwire.com/

Simplifi Automation, Board Member/Advisor 10/2023 to present https://simplifiautomation.com/

Smart Glass Labs, Board Member/Advisor 9/2023 to present https://www.linkedin.com/company/smart-glass-labs/

PreEmpt.Life, Board Member, 5/2023 https://www.preempt.life/

Wright Williams & Kelly, Inc.

Founder/ Board Member

November 1991 - Present (32 years 7 months)

San Francisco Bay Area

Artisans Inc.

Executive Chairman, CEO, President

January 2012 - July 2018 (6 years 7 months)

Greater Minneapolis-St. Paul Area

Transitioned the family-owned business to an ESOP digitally transformed the company.

Cascade Microtech

Executive Director

April 2010 - October 2011 (1 year 7 months)

Greater Minneapolis-St. Paul Area

AISI

Chief Executive Officer

September 2006 - March 2010 (3 years 7 months)

Portland, Oregon Area

Entegris

President

April 1998 - August 2006 (8 years 5 months)

Chaska, Minnesota, United States

Created the business strategy, organizational architecture, leadership frameworks and positioning for sustainable, profitable growth at multi-billion dollar scale.

Integrated Solutions Inc

Vice President, General Manager

January 1996 - May 1998 (2 years 5 months)

Responsible for development of international operations and worldwide marketing.

General Signal Corporation/GCA/UltraTech
Sr. Vice President
September 1988 - January 1992 (3 years 5 months)

Education

USN Nuclear Power
Nuclear Engineering, Electronics

Northwestern University - Kellogg School of Management
Mergers and Acquistions, Strategic Leadership, Soul of Leadership · (2002 - 2004)

Rochester Institute of Technology
Semiconductor Manufacturing Technology · (1990 - 1992)